
S. WILLIAMS & ASSOCIATES PLLC
REAL ESTATE ATTORNEYS

Sylvester Williams
5151 Katy Freeway, Suite 210
Houston, Texas 77007
(P) 281-973-7305
(F) 281-973-7397
swilliams@swilliamsassociates.com

June 3, 2020

RE: **Offering Circular for 3204 Lyons Ave, LLC on Form C**

I have been retained by 3204 Lyons Ave, LLC (the "Company"), in connection with the Offering Statement (the "Offering Statement") on Form C, relating to the offering of 21,800 Class B Membership Interests to be sold. You have requested that I render my opinion as to whether the securities proposed to be issued on terms set forth in the Offering Statement will be validly issued, fully paid, and non-assessable. The purchasers of the securities will have no obligation to make payments to the Company other than the price for the securities. Purchasers will not have any obligations to creditors of the Company due to the purchasers' ownership of the securities.

In connection with the request, I have examined the following:

1. Articles of Organization of the Company;
2. Operating Agreement of the Company; and
3. The Offering Statement

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Offering Statement are validly authorized and will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit and to the Offering Statement and to the reference to our firm under "Experts" in the related Offering Statement. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/Sylvester Williams, Esq.